

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

May 9, 2008

Via U.S. Mail
Mr. Charles G. Huber, Jr.
Corporate Vice President, General Counsel and Secretary
Ralcorp Holdings, Inc.
800 Market Street, Suite 2900
St. Louis, Missouri 63101

>   **Re: Ralcorp Holdings, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed April 11, 2008**
>   **File No. 1-12619**
>
>   **Annual Report on Form 10-K for the**
>   **Fiscal Year ended September 30, 2007**
>   **Filed November 29, 2007**
>   **Filed No. 1-12619**
>
>   **Quarterly Report on Form 10-Q for the**
>   **Fiscal Quarter ended December 31, 2007**
>   **Filed May 8, 2008**
>   **File No. 1-12619**
>
>   **Registration Statement on Form S-4**
>   **File No. 333-150222**
>   **Filed April 11, 2008**

Dear Mr. Huber:

We have limited the review of your filings to those issues identified in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please ensure consistency of disclosure throughout the documents filed on behalf of Cable Holdco, Inc. and Ralcorp Holdings, Inc. In addition, where comments on a particular filing's disclosure are applicable to disclosure in another filing, please make corresponding changes. This will eliminate the need for us to repeat similar comments.

2.   Consistent with the requirements of Item 601(b)(10) of Regulation S-K, please file all required exhibits as soon as practicable. In this regard, we note that most of the additional transaction agreements referenced on pages 122-126 of the proxy have not yet been filed and are not included in the list of exhibits to the Form S-4 or Schedule 14A. We may have additional comments following our review of such exhibits.

Schedule 14A

Questions and Answers, page 4

3.   Please include a separate question and answer addressing the principal adverse consequences of the merger to Ralcorp shareholders and reference the more detailed disclosure appearing in the risk factor discussion.

"What will Ralcorp shareholders receive in the Merger?," page 6

4.   Revise to discuss the full impact to Ralcorp shareholders as a result of the Transactions. For example, explain that while Ralcorp shareholders will not directly receive any consideration in the Merger, they will hold shares in a company that includes the Post cereal business and the debt disclosed elsewhere in the document. Provide disclosure similar to that provided in the S-4 registration statement that explains that Kraft shareholders who participate in the exchange offer will be receiving Splitco common stock at a percentage discount to the per-share value of Ralcorp common stock.

5.   Please supplement the response to disclose the dilutive impact to Ralcorp shareholders following the merger and the percentage of share ownership Ralcorp shareholders will have in the post-merger entity on a fully-diluted basis.

Summary, page 10

The Transactions, page 11

6.   Clearly disclose the total consideration Ralcorp is paying for the Post cereal
        business. Disclose the dollar value of the Ralcorp common stock that is being
        issued to the Kraft shareholders who participate in the split-off or spin-off, as well
        as the total dollar value of the debt proceeds Kraft will receive.

7.   Discuss here and in the Background to the Merger section how the parties
        determined the relative terms of the financing such as the amount of debt to be
        assumed relative to equity and/or cash to be issued as consideration.

Step 6, page 13

8.   The relative percentage ownership of Ralcorp shareholders following the merger
        may be impacted by the issuance of additional securities of Splitco in the event
        that the principal amount of the debt securities transferred by Kraft to investment
        banks or commercial banks is reduced. When disclosing the percentage
        ownership of Ralcorp shareholders post-merger on a fully diluted basis, please
        revise throughout to reference the possible impact of these factors on the post-
        merger ownership percentage Ralcorp shareholders will own on a fully diluted
        basis.

Risk Factors, page 21

"Ralcorp's business, financial…," page 23

9.   Please provide the nature of or, where material, the dollar amount represented by
        contracts that are the subject of such consents. To the extent known,
        supplementally advise us of whether Kraft has obtained the consents needed to
        assign the contracts related to the Post cereal business to Cable Newco, LLC.
        We may have further comment.

"Loss of any of Ralcorp's …," page 28

10.   Further tailor the risk factor discussion to reference the amount of sales
        represented by Wal-Mart in each of the last 3 fiscal years and disclose the
        material impact loss of this customer would have on the business to be acquired.
        Provide similar disclosure concerning your five largest customers, as discussed on
        page 45.

Information About the Ralcorp Special Meeting, page 34

11.   Please disclose whether it is the Ralcorp board's intent to resolicit votes if either
       party waives material conditions. We generally believe that resolicitation is
       required when companies waive material conditions to a merger and such changes
       in the terms of the merger render the disclosure that they previously provided to
       shareholders materially misleading.

12.   You disclose that proxies may be solicited by mail, personally, by telephone,
       facsimile, letter, or other electronic means. Please note that all written soliciting
       materials, including any scripts used in soliciting proxies over the telephone,
       email correspondence and information posted on the Internet, must be filed under
       the cover of Schedule 14A. See Rule 14a-6 (b) and (c). Please confirm your
       understanding in your response letter.

Background of the Transactions, page 75

13.   Supplement your disclosure to explain why Kraft contemplated a "reverse morris
       trust" transaction structure with Ralcorp as opposed to an asset sale for cash.

14.   Please revise to disclose the number of other potential bidders who participated in
       negotiations regarding the *Post* cereals business. Moreover, disclose whether the
       Kraft board and its advisors were seriously considering any other bidder's
       proposal during its negotiations with Ralcorp.

Opinion and Analysis of Ralcorp's Financial Advisor, page 83

15.   Supplementally provide us with any analyses, reports, presentations, or similar
       materials, including projections and forecasts, provided to or prepared by
       Ralcorp's financial advisors in connection with their fairness opinion. We may
       have further comment upon receipt of these materials.

Form 10-K for the Fiscal Year Ended September 30, 2007

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of
Operations – Liquidity and Capital Resources, page 24

16.   Please expand your discussion of liquidity and capital resources to identify and
       discuss factors relevant to providing an understanding of the company's future
       liquidity and capital resources, particularly in relation to your pending acquisition
       of Post ready-to-eat cereals and as a result of the terms of that transaction. Your
       discussion should include your expectations regarding your liquidity, debt levels
       and servicing abilities, sources and uses of cash, future costs of capital, expected

availability of capital, and ability to generate cash and to meet existing and known or reasonably likely future cash requirements. Please refer to FRC 501.03 and FRC 501.13.

Consolidated Statement of Earnings, page 34

17.   Please modify your caption for Loss on Forward Sale Contracts within your Consolidated Statement of Earnings so as to clearly identify this amount as an unrealized holding loss, if true.

Note 1 – Summary of Significant Accounting Policies, page 38

18.   Please expand your disclosure to clarify how you account for your "investment in Ralcorp Receivables Corporation." Specify whether this asset is subject to FAS 115, and if so, please include the disclosure requirements of that standard, including identification of the classification of the investment within the three categories of FAS 115. Additionally, please disclose any significant valuation assumptions and resulting sensitivity within your disclosures of critical accounting policies and estimates within management's discussion and analysis.

Note 7 – Forward Sale Contracts, page 46

19.   In regard to your liability balance related to forward sale contracts ($249.5 million and $124.0 million at September 30, 2007 and 2006, respectively), it appears that this balance consists of multiple components, including advance proceeds from the forward sale of your investment, as well as the accumulated loss on the derivative component of the forward sale contract. Please expand your disclosure to separately identify the amounts attributed to each component of this liability for each balance sheet reporting period. Consider presenting this disclosure together with your disclosure of the intra-period changes as to enable the reader to understand the balance and changes in the balances for each reporting period.

20.   We note that you classified cash received on the forward sale advanced proceeds as a financing activity and recognized the discount amortization as interest expense. Please expand your disclosure to clearly explain the nature and purpose of the forward sale agreement and how you have accounted for the advance sale feature.

Note 15 – Commitments and Contingencies, page 51

Legal Proceedings, page 51

21.   Please expand your disclosure to include your conclusions as to the likelihood of a loss using the terms defined in paragraph 3 of FAS 5. To the extent you

determine the likelihood of a loss is reasonably possible or probable, please include the disclosure items required by either paragraph 10 or 11 of FAS 5.

Other Contingencies, page 52

22.	In regard to your indemnity obligations pursuant to the Reorganization Agreement with General Mills, please expand your disclosure to include the current carrying amount of any liability accrued pursuant to paragraph 13(c) of FIN 45. Furthermore, as it relates to continued evaluation of an obligation under FAS 5, subsequent to the initial recognition under FIN 45, please expand your disclosure to include your conclusions as to the likelihood of a loss using the terms established in paragraph 3 of FAS 5.

Item 9A – Controls and Procedures, page 61

23.	We note your conclusion as to the effectiveness of your disclosure controls and procedures in providing "reasonable assurance that information that is required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms." Item 307 of Regulation S-K requires that you disclose your officer's conclusions regarding the effectiveness of your disclosure controls and procedures as that term is defined in Rule 13a-15(e) of the Exchange Act. The definition in Rule 13a-15(e) is more comprehensive than stated in your conclusion, and includes "procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." Please expand your conclusion to address all elements of Rule 13a-15(e) of the Exchange Act.

Notes to Consolidated Financial Statements of Vail Resorts, Inc.

Note 14 – Commitments and Contingencies – Legal, page 85

24.	We note you disclose you have accrued for losses related to litigation. Please expand your disclosure to describe the nature and amount of any loss contingencies that have been accrued. Refer to paragraph 9 of FAS 5. If no such amounts have been accrued, or to the extent you determine that the accrual is immaterial, please disclose that fact.

Furthermore, please expand your disclosure to include your conclusions as to the likelihood of a loss using the terms established in paragraph 3 of FAS 5. To the extent you determine the likelihood of a loss is reasonably possible or probable, please include the disclosure items required by either paragraph 10 or 11 of FAS 5.

Form 10-Q for the Quarterly Period Ended December 31, 2007

Exhibit 31.1 – Section 302 Certification

25.   We note that the identification of the report in the second and third paragraphs of the certification also includes the period title "quarterly". In future filings, the identification of the period of the report should be removed so as not to imply a qualification or limitation of the period for which the report has been certified. This comment also applies to Exhibits 31.2 and 31.3.

Form S-4

26.   Please monitor the need to update your financial statements as required by Rule 3-12 of Regulation S-X.

27.   Please monitor the need to update your independent registered auditors' consents.

28.   We note throughout your filing you identify the transaction participants using various names interchangeably (e.g. "Splitco" for Cable Holdco, Inc., "Newco" for Cable Newco LLC). Please conform your titles throughout your document so as to either use the full name of the participant or other defined naming convention consistently, and not interchangeably.

Accounting Treatment and Considerations, page 11

29.   We note your disclosure on page 11 that you have determined that Ralcorp is the accounting acquirer. Please provide us with a comprehensive analysis which explains why you believe board of director and management representation considerations overcome or outweigh equity ownership interest considerations in concluding that Ralcorp is the accounting acquirer in the transaction. In your response, please address events or changes in circumstances that could reduce the relative importance of the factors which form the basis for your conclusion, and why those do not impact your conclusion. Please address in your response, without limitation, the ability of shareholders to change the Board of Directors and ultimately management.

Unaudited Pro Forma Condensed Combined Financial Data of Ralcorp and the Post Cereals Business, page 74

30.   We note if Kraft is unable to sell some of the debt securities, the transaction provides for an increase in the number of Cable Holdco, Inc. common shares to be issued and later exchanged for Ralcorp common shares. Please expand your pro forma financial information and notes to give effect to this range of possible results, including the impact on your total cost computation, purchase price allocation, interest expense, income tax expense, net income, weighted-average shares outstanding, and earnings per share. Refer to Rule 11-02(b)(8) of Regulation S-X.

Footnote (f), page 80

31.   We note you have identified two types of brand intangible assets: finite lived and indefinite lived. Please tell us the difference between the underlying brand intangibles within each category and the basis for your classification determination. In addition, compare and contrast the assumptions used to determine the value of each.

32.   For all intangible assets listed, please expand your disclosure to explain how each type was valued, including the type of valuation method used, critical inputs and significant assumptions. Additionally, please disclose the basis for your estimation of average remaining useful life within the context of the underlying intangible assets within each category.

Footnote (q), page 81

33.   It appears that this disclosure may need to be removed from your pro forma financial information, given that the transactions that gave rise to the Vale Resort common stock forward sale are currently reflected in Ralcorp's historical financial statements and are unrelated and independent of this transaction. The objective of pro forma financial information is to provide investors with information about the continuing impact of a particular transaction or event which is not reflected in the historical financial statements and illustrate the possible scope of the change to the historical financial position and results of operations caused by the transaction. Refer to Rule 11-02(a) of Regulation S-X.

Closing Comments

       As appropriate, please amend the above filing in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

       We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact James Giugliano at (202) 551-3319 or, in his absence, Jill Davis, Accounting Branch Chief at (202) 551-3683 with any questions on the accounting comments. Please contact Mellissa Campbell Duru at (202) 551-3757 or me at (202) 551-3611 with any questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: William F. Seabaugh, Esq.
      (314) 552-8149
      A. Parker
      J. Davis
      J. Giugliano
      M. Duru